                                                                     EXHIBIT 8.1
                              September 16, 1998



Elekom, Inc.
Pacific First Plaza, Eighth Floor
155 - 108th Avenue
Bellevue, Washington  98004

Attn:  Norman Behar
       President and Chief Executive Officer

    RE:  TAX OPINION REGARDING MERGER OF ELEKOM, INC. INTO CLARUS CSA, INC.

Ladies and Gentlemen:

          We have been asked, as counsel to Elekom, Inc., a Washington corporation ("Elekom"), to render this opinion regarding the material U.S. federal income tax consequences to the holders of the shares of Elekom capital stock of the merger (the "Merger") of Elekom into Clarus CSA, Inc., a Delaware corporation ("Clarus CSA") pursuant to that certain Agreement and Plan of Reorganization, dated as of August 31, 1998 (the "Agreement"). Capitalized terms not otherwise defined herein shall have the same meanings given to them in the Agreement or if not defined therein as described in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission relating to the Merger (the "S-4"). This opinion letter is rendered pursuant to Section
7.7 of the Agreement.

          In connection with our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the relevant documents related to the Merger, including the Agreement and the Shareholders Agreement. Furthermore, we have examined that certain Clarus Corporation Tax Matters Certificate, dated as of the date hereof (the "Clarus Tax Certificate") and that certain Elekom, Inc. Tax Matters Certificate, dated as of the date hereof (the "Elekom Tax Certificate").

          Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above, the representations given by Clarus Corporation in the Clarus Tax Certificate and the representations given by Elekom in the Elekom Tax Certificate. In addition to these conditions, we have made the following assumptions: (i) the Merger will be consummated in accordance with the Merger Agreement; (ii) substantially all of Elekom's assets will be acquired by Clarus CSA in the Merger, and (iii) after the Effective Time the Company intends to continue the historic business of Elekom or use a significant portion of its business assets in a business. We have also assumed that 50% or more of the total Merger consideration (including for purposes of our opinion amounts paid out of the advances made pursuant to Section 4.6 of the Merger Agreement and used to repurchase stock from employees of Elekom pursuant to buyback rights contained in employment related agreements governing the stock issued to those employees (the "Elekom Buyback Provisions"), determined by value as of the Effective Time, will constitute Company Common Stock. Assuming the continuing accuracy of the foregoing assumptions and representations as of the Effective Time and no change in the Code, the Treasury Regulations proposed or promulgated thereunder, or any other administrative or judicial interpretations thereof after the date hereof and on or before the Effective Time, we will reissue our opinion as of the Effective Time.

          In rendering our opinion, we have assumed the accuracy of all information and representations and the performance of all undertakings contained in the reviewed documents as set forth above, the conformity of all copies to the original documents, and the genuineness of all signatures. We have not attempted to verify independently the accuracy of any information in any such document, and we have assumed that such documents accurately and completely set forth all material facts relevant to this opinion. If any of these facts or assumptions are not correct, please advise us at once as our advice may be affected by a change in such facts or assumptions.

          Based on the facts and assumptions set forth above, the accuracy of the Clarus Tax Certificate and the Elekom Tax Certificate, and upon our examination of the documents set forth above and the relevant legal authorities, it is our opinion that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that the following are the material federal income tax consequences for a Elekom shareholder as a result of the Merger (other than as affected by the particular tax circumstances of an Elekom shareholder):

          (i) No gain or loss will be recognized by an Elekom shareholder as a result of the Merger with respect to Elekom capital stock converted solely into Company Common Stock.

          (ii) The tax basis of Company Common Stock received by a shareholder in the Merger will equal the tax basis of that shareholder in the Elekom capital stock surrendered by that shareholder in the Merger, decreased by any basis allocable to fractional share interests in Company Common Stock for which cash is received and any other cash received by that shareholder in exchange for Elekom capital stock and increased by any gain recognized by such shareholder in the Merger.

          (iii) The holding period of the Company Common Stock received in the Merger will include the period during which the shareholder held the Elekom capital stock, assuming such Elekom capital stock is held as a capital asset at the Effective Time.

          (iv) Elekom shareholders who receive cash upon the exercise of dissenter rights or receive cash as their entire Merger consideration (including for all purposes of this opinion cash received pursuant to the Elekom Buyback Provisions) will recognize gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the basis of the Elekom capital stock surrendered in the Merger. Any gain or loss recognized will be capital gain or loss, provided that such share of Elekom capital stock is held as a capital asset at the Effective Time and the receipt of cash is not essentially equivalent to a dividend. Furthermore, such gain or loss will be a long-term capital gain or loss if such share of Elekom capital stock has been held for more than 12 months. Any Company Common Stock received by a holder of Elekom Preferred Stock may be treated as taxable ordinary income to the extent received for accrued but unpaid dividends or as a liquidation preference.

          (v) Any Elekom shareholder who receives some cash (including cash received pursuant to the Elekom Buyback Provisions) and some Company Common stock in the Merger will recognize gain in an amount equal to the lesser of the cash received or the gain realized with respect to all of their Elekom stock. Such gain will be capital gain provided that such share of Elekom capital stock was held as a capital asset at the Effective Time and the receipt of cash is not essentially equivalent to a dividend. No loss may be recognized by any such shareholder.

          (vi) The receipt of cash in lieu of a fractional share will be treated as if they had received the fractional share and then received cash in redemption of that share, resulting in the recognition of gain or loss. Such gain or loss will be treated as capital gain or loss provided that such share of Elekom capital stock was held as a capital asset at the Effective Time and the receipt of cash is not essentially equivalent to a dividend.

          (vii) No gain or loss will be recognized by Elekom, Clarus CSA or the Company as a result of the Merger.

          With respect to gain realized as a result of the receipt of cash from escrowed funds, shareholders should consult with their own tax advisers to determine if installment method reporting is available with respect to such gain.

          If contrary to the assumptions above, the value of the stock portion of the total Merger consideration (including for all purposes of this opinion cash received pursuant to the Elekom Buyback Provisions) were to fall below 50% but not below 40%, we believe that the Merger should still qualify as a reorganization but cannot give any assurances that the Internal Revenue Service will not challenge the Merger. If the stock portion of the total Merger consideration were to fall below 40%, we believe that there would be a significant risk that the Merger would not qualify as a reorganization, and in that case we could not render a favorable opinion on the reorganization status of the Merger for federal income tax purposes.

          A successful IRS challenge to the reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in Elekom being treated as having sold its assets in a taxable sale and then as having distributed the proceeds to the shareholders in redemption of their stock. In such event, each holder of Elekom capital stock would recognize gain or loss with respect to each share of Elekom capital stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, at the Effective Time, of the Company Common Stock received in exchange therefor (plus any cash received for fractional shares). In such event, a shareholder's aggregate basis in the Company Common Stock so received would equal its fair market value, and the shareholder's holding period for such stock would begin the day after the Effective Time.

          Our opinion is limited to the specific matters addressed above. We give no opinion with respect to other tax matters, whether federal, state or local, that may relate to the Merger. Our opinion may not address issues that are material to an individual shareholder based on his or her particular tax situation. No ruling will be requested from the Internal Revenue Service ("IRS") regarding the Merger. Our opinion is not binding on the IRS and does not constitute a guarantee that the IRS will not challenge the tax treatment of the Merger.

          In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder and the pertinent judicial authorities and interpretative rulings of the IRS. We caution that our opinion is based on the federal income tax laws as they exist on the date hereof. It is possible that subsequent changes in the tax law could be enacted and applied retroactively to the Merger and that such changes could result in a materially different result than the result described in the opinions above.

          This opinion is furnished in connection with the Merger. We consent to the reference to our firm under the caption "SUMMARY--Material Federal Income Tax Consequences of the Merger" and "THE MERGER--Material Federal Income Tax Consequences of the Merger" and to the filing of this opinion as an exhibit to the S-4.

                              Very truly yours,



                              PERKINS COIE